                                4,724,302 SHARES

                                     [LOGO]

                                  COMMON STOCK

    This Prospectus relates to 4,024,302 shares of SuperGen, Inc.'s ("SuperGen" or the "Company") common stock, $.001 par value (the "Common Stock") issuable upon the exercise of 4,024,302 warrants (the "Warrants") issued in connection with the Company's initial public offering (the "Initial Offering"). As part of the Initial Offering, 3,500,000 units (the "Units") were issued on March 13, 1996 and 524,302 Units were issued on April 11, 1996 upon exercise of the underwriter's overallotment option (the "Initial Offering"). Each Unit consisted of one share of the Common Stock and one Warrant. The Units separated immediately upon issuance, and the Common Stock and Warrants that made up the Units trade only as separate securities. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $9.00 per share, subject to adjustment under certain circumstances. The Warrants are exercisable at any time, unless previously redeemed, until March 13, 2001, subject to certain conditions. The Company may redeem the Warrants, in whole or in part, at any time upon at least thirty days prior written notice to the registered holders thereof, at a price of $.25 per Warrant, provided that the closing bid price of the Common Stock has exceeded $18.00 for the 20 consecutive trading days immediately preceding the date of the notice of redemption.

    In addition, this Prospectus relates to 350,000 shares of Common Stock and 350,000 Warrants issuable upon the exercise of a warrant (the "Representative's Warrant") issued to Paulson Investment Company Inc., as representative of the several underwriters in the Initial Offering, as well as the 350,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Warrant. The exercise price of the Representative's Warrant is $7.20 per Unit and the Representative's Warrant is exercisable at any time until March 13, 2001.

    The exercise price of the Warrants and the Representative's Warrant was determined by negotiations between the Company and the Representative in connection with the Initial Offering. Among the factors considered in determining the exercise price of the Warrants at the Initial Offering were the history and the prospects of the Company at the time of the Initial Offering and the industry in which it operated at such time, the status and development prospects for the Company's proposed products at such time and the trends of such results, the experience and qualifications of the Company's executive officers at such time and the general condition of the securities markets as of such time. The Company will receive proceeds from the exercise of the Warrants, the Representative's Warrant and the Warrants issuable upon exercise of the Representative's Warrant (collectively, "All Warrants"). See "Description of Securities--Representative's Warrant" and "Description of Securities--Warrants."

    The Common Stock and Warrants commenced trading on the Nasdaq National Market on March 13, 1996 and are listed on the Nasdaq National Market under the symbols "SUPG" and "SUPGW," respectively.

    THE SECURITIES ISSUABLE UPON EXERCISE OF THE WARRANTS AND THE REPRESENTATIVE'S WARRANT INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 5.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                   UNDERWRITING
                                                                                     DISCOUNTS             PROCEEDS TO
                                                                PRICE             AND COMMISSIONS            COMPANY
Per Share of Common Stock.............................          $(1)                    $--                   $(1)
Total.................................................     $41,704,218(2)               $--              $41,704,218(2)

(1) The exercise price of the Warrants (including the 350,000 Warrants issuable upon exercise of the Representative's Warrant) is $9.00 per share. The exercise price for the Representative's Warrant is $7.20 per Unit.

(2) Before deducting estimated expenses payable by the Company estimated at $50,000 and after deducting $184,500 of proceeds received by the Company upon exercise of 20,500 Warrants prior to August 6, 1997.


                THE DATE OF THIS PROSPECTUS IS AUGUST 22, 1997.

                             AVAILABLE INFORMATION

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be submitted by telephone to
(510) 327-0200 or in writing to SuperGen, Inc., Two Annabel Lane, Suite 220, San Ramon, California 94583, Attn: Investor Relations.

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             ADDITIONAL INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1993, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed or to be filed with the Commission (Commission File No. 0-27628) under the Exchange Act, are hereby incorporated by reference into this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (b) the Company's Proxy Statement for the 1997 Annual Meeting of Shareholders, filed pursuant to Section 14 of the Exchange Act; (c) the Company's Reports on Form 10-Q for the fiscal quarter ended March 31, 1997 and the fiscal quarter ended June 30, 1997; and (d) the Company's Report on Form 8-K filed with the Commission on July 2, 1997.

    Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement of information contained herein modifies or replaces such a statement or such information filed previously. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. Such incorporation by reference shall not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K under the Securities Act.
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    This prospectus includes trademarks and registered trademarks of the Company and trademarks and registered trademarks of other companies.
                            ------------------------

                                  THE COMPANY

    SuperGen, Inc. (the "Company" or "SuperGen") is an emerging pharmaceutical company dedicated to the acquisition, development and commercialization of products intended to treat life-threatening diseases, particularly cancer and blood cell (hematological) disorders, and other serious conditions such as obesity and diabetes. SuperGen is developing its portfolio of anticancer drugs through the development of its generic, proprietary and Extra-TM- products (its enhanced line of patented products) and through the acquisition of certain anticancer products which complement its portfolio and provide the Company with market opportunities. The Company is currently marketing certain of its acquired products, including Nipent-Registered Trademark- (Pentostatin), a proprietary anticancer drug and Etoposide, a generic anticancer drug. The Company is also developing a group of proprietary blood cell disorder products for the treatment of anemia associated with chemotherapy, radiotherapy, renal failure and aplastic anemia. SuperGen's proprietary obesity pill, which has shown promise in early preclinical and human studies for general obesity, is currently in Phase II clinical trials. To date, the Company has received Orphan Drug Designations for its aplastic anemia agent and for its obesity pill in the treatment of a genetic disorder leading to chronic obesity. The Company has also received a grant from the U.S. government for aplastic anemia clinical trials.

    SuperGen was incorporated in March 1991 as a California corporation. The Company currently intends to change its state of incorporation to Delaware. SuperGen's executive offices are located at Two Annabel Lane, Suite 220, San Ramon, California, and its telephone number at that address is (510) 327-0200.

                                  RISK FACTORS

    IN EVALUATING THE COMPANY AND ITS BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE HEREIN. BECAUSE ANY INVESTMENT IN THE COMPANY'S CAPITAL STOCK INVOLVES A HIGH DEGREE OF RISK, ONLY INVESTORS WHO CAN ACCOMMODATE SUCH RISKS, INCLUDING A COMPLETE LOSS OF THEIR INVESTMENT, SHOULD PURCHASE COMMON STOCK THROUGH THE EXERCISE OF THE WARRANTS.

    THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS CONCERNING FUTURE EVENTS AND INCLUDE STATEMENTS, AMONG OTHERS, REGARDING THE TIMING AND PROGRESS OF THE DEVELOPMENT OF THE COMPANY'S PROPOSED PRODUCTS, FILING AND RECEIVING REGULATORY APPROVALS, ACQUIRING ADDITIONAL PRODUCTS AND TECHNOLOGIES, SOURCING OF BULK GENERICS AND THE MANUFACTURING OF FINISHED PRODUCTS, ANTICIPATING THE MARKET OPPORTUNITIES FOR ITS EXTRA-TM- AND PROPRIETARY PRODUCTS, MARKETING CURRENT AND PROPOSED PRODUCTS TO HOSPITAL BUYING GROUPS AND OTHERS, DEVELOPING DISTRIBUTOR RELATIONSHIPS, FORMING STRATEGIC MARKETING RELATIONSHIPS, INCURRING OPERATING LOSSES AND REQUIRING ADDITIONAL CAPITAL, REDUCING INVENTORY LEVELS AND COSTS PER UNIT, AND INCURRING CAPITAL EXPENDITURES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FAILURE TO RECEIVE APPROPRIATE REGULATORY APPROVALS OF MARKETING OR MANUFACTURING ACTIVITIES ON A TIMELY BASIS, LACK OF MARKET ACCEPTANCE OF AND DEMAND FOR THE COMPANY'S PRODUCTS, INTENSE PRICE OR PRODUCT COMPETITION, LACK OF AVAILABLE SUPPLY OF BULK GENERICS, FAILURE TO SELL EXISTING INVENTORIES AT PRICES SUFFICIENT TO COVER RELATED COSTS, FAILURE TO OBTAIN ADDITIONAL FINANCING AND OTHER FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

    HISTORY OF OPERATING LOSSES; FUTURE PROFITABILITY UNCERTAIN. Since its inception in 1991 through June 30, 1997, the Company has incurred losses of approximately $30.4 million (including non-cash charges of approximately $4.9 million for the acquisition of in-process research and development), substantially all of which consisted of research and development and general and administrative expenses. Although the Company acquired the right to distribute four products in the third quarter of 1996 and an additional product in the first quarter of 1997, sales of these products have been minimal to date, and there can be no assurance that such sales will exceed the related product and selling expenses due to the intense competition and potential for significant selling price and gross margin erosion. The Company expects to continue to incur substantial operating losses. The Company's ability to achieve a profitable level of operations in the future will depend in large part on its completing product development and obtaining regulatory approval of its proprietary (including Extra-TM-) products and bringing several of these products to market. The likelihood of the long-term success of the Company must be considered in light of the expenses, difficulties and delays frequently encountered in the development and commercialization of new pharmaceutical products and competition, as well as the burdensome regulatory environment in which the Company operates. There can be no assurance that the Company will ever achieve significant revenues or profitable operations.

    GENERIC AND EXTRA-TM- PHARMACEUTICAL PRODUCT DEVELOPMENT. The Company's success is dependent upon the successful commercialization of its potential generic and Extra-TM- products. However, there can be no assurance that government approvals will be obtained or, if obtained, that the Company will successfully commercialize its generic or Extra-TM- products. While the Company has obtained bulk source approvals from the FDA for certain of its generic and Extra-TM- products, it has yet to receive marketing approval for any of its internally developed products, and there can be no assurance that any such marketing approval will be obtained. As a result, there can be no assurance that any of the Company's potential generic or Extra-TM- products will ever be brought to market. In the event any of the Company's generic and Extra-TM- products are brought to market, such products will face intense competition and the potential for significant price and gross profit margin erosion.

    A significant number of products currently in development by the Company consist of generic products for which patent protection has expired. Both the price at which the Company can expect to sell such products and the volume of any such sales are expected to depend to a significant degree on the number of competitors at any time. There can be no assurance that the prices or volumes achieved by the Company for any such products will meet the Company's expectations that formed the basis for its decision to proceed with development or will justify production of such products.

    EARLY STAGE OF DEVELOPMENT OF PROPRIETARY PRODUCTS; UNCERTAINTY OF FINAL PRODUCT DEVELOPMENT. While the Company's proposed proprietary products are in the development rather than the research stage, significant development remains prior to the time any of these proposed products may be brought to market. The Company believes that results obtained to date in its preclinical and pilot clinical studies support further development of its potential proprietary products, but are not necessarily indicative of results that will be obtained in further testing, including controlled human clinical testing. All of the potential proprietary products currently under development by the Company will require extensive clinical testing prior to submission of any regulatory application for commercial use. Such proposed proprietary products as well as the Company's proposed generic and Extra-TM- products are subject to the risks of failure inherent in the development of pharmaceutical products, including the possibilities that some of the Company's potential products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory clearances; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that the proprietary rights of third parties will preclude the Company from marketing such products; or that third parties will market superior or equivalent products. As a result, there can be no assurance that any of the Company's products will be successfully developed, receive required governmental regulatory approvals, become commercially viable or achieve market acceptance.

    ADDITIONAL FINANCING REQUIREMENTS. The Company's need for additional funding is expected to be substantial and will be determined by the progress and cost of the development and commercialization of its products and other activities. Based on the Company's current operating plan, additional funds will be needed after approximately 18 months from the date of this Prospectus. Moreover, if the Company experiences unanticipated cash requirements during the interim period, the Company could require additional funds much sooner. The source, availability and terms of such funding have not been determined. Although funds may be received from the sale of equity securities or the exercise of outstanding warrants and options to acquire common stock of the Company, there is no assurance any such funding will occur. Failure to obtain adequate financing in a timely manner would have a material adverse effect on the Company's business, results of operations and cash flows.

    NEED TO COMPLY WITH GOVERNMENTAL REGULATION AND TO OBTAIN PRODUCT
APPROVALS. The research, testing, manufacture, labeling, distribution, marketing and advertising of products such as the Company's existing and proposed products and its ongoing research and development activities are subject to extensive regulation by governmental regulatory authorities in the U.S. and other countries. The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of new pharmaceutical products through lengthy and detailed clinical testing procedures, sampling activities and other costly and time consuming compliance procedures. The Company's generic drugs require approval of the bulk source of the drug and FDA approval of the final formulation. The Company's proposed Extra-TM- drugs require the approvals required for a generic drug but will further require additional preclinical and clinical testing relating to the proposed new formulation of the Extra-TM- drug. The Company's proprietary nongeneric drugs require substantial clinical trials and FDA review as new drugs. The Company cannot predict with certainty when it might submit many of its proprietary nongeneric products currently under development for regulatory review. Once the Company submits its potential products for review, there can be no assurance that FDA or other regulatory approvals for any pharmaceutical products developed by the Company will be granted on a timely basis or at all. A delay in obtaining or failure to obtain such approvals would have a material adverse effect on the Company's business, results of operations and cash flows. Failure to comply with regulatory requirements could subject the Company to regulatory or judicial enforcement actions, including, but not limited to, product recalls or seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products and withdrawal of existing approvals, as well as potentially enhanced product liability exposure. Sales of the Company's products outside the U.S. will be subject to regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of the Company's products in those countries.

    COMPETITION. There are many companies, both public and private, including well-known pharmaceutical companies, that are engaged in the development and sale of products for certain of the applications being pursued by the Company. The Company's competitors include Amgen Inc. ("Amgen"), Chiron Corp. ("Chiron"), Gensia, Inc. ("Gensia"), Bristol-Myers Squibb Company ("Bristol-Myers Squibb") and Immunex Corp. ("Immunex"), among others. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than the Company does and represent substantial long-term competition for the Company. Such companies may succeed in developing pharmaceutical products that are more effective or less costly than any that may be developed or marketed by the Company.

    Factors affecting competition in the pharmaceutical industry vary depending on the extent to which the competitor is able to achieve a competitive advantage based on proprietary technology. If the Company is able to establish and maintain a significant proprietary position with respect to its proprietary products, competition will likely depend primarily on the effectiveness of the product and the number, gravity and severity of its unwanted side effects as compared to alternative products. Competition with respect to generic products is based primarily on price and, to a lesser extent, on name recognition and the reputation of the manufacturer in its target markets. Moreover, the number of competitors offering a particular generic product can dramatically affect price and gross margin for that product. The Company may be at a disadvantage in competing with more established companies on the basis of price or market reputation. In addition, increased competition in a particular generic market would likely lead to significant price erosion which would have a negative effect on the Company's potential gross profit margins. For example, the Company believes that the total estimated U.S. sales for Mitomycin and Etoposide, as well as other of the Company's proposed generic products, have decreased significantly in recent months due to increased competition and that sales for these generics may continue to decrease in the future as a result of competitive factors, including the introduction of additional generics as well as other cancer drugs, new formulations for these drugs and the use of different therapies.

    The industry in which the Company competes is characterized by extensive research and development efforts and rapid technological progress. Although the Company believes that its proprietary position may give it a competitive advantage with respect to its proposed non-generic drugs, new developments are expected to continue and there can be no assurance that discoveries by others will not render the Company's current and potential products noncompetitive. The Company's competitive position also depends on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement development and marketing plans, obtain patent protection and secure adequate capital resources.

    PATENTS AND PROPRIETARY TECHNOLOGY. The Company actively pursues a policy of seeking patent protection for its proprietary products and technologies. The Company has licenses to or assignments of numerous issued U.S. patents. However, there can be no assurance that the Company's patent position will provide it with significant protection against competitors. Litigation could be necessary to protect the Company's patent position, and there can be no assurance that the Company will have the required resources to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets.

    The Company's rights to its potential proprietary products are dependent upon compliance with certain licenses and agreements which require, among other things, certain royalty and other payments, the Company reasonably exploiting the underlying technology of the applicable patents, as well as compliance with certain regulatory filings. Failure to comply with such licenses and agreements could result in loss of the Company's underlying rights to one or more of these potential products, which would have a material adverse effect on the Company's business, results of operations and cash flows.

    There can be no assurance that claims against the Company will not be raised in the future based on patents held by others or that, if raised, such claims will not be successful. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product. If any actions are successful, in addition to any potential liability for damages, the Company could be required to obtain a license in order to continue to manufacture or market the affected product. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. There has been, and the Company believes that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If the Company becomes involved in any litigation, it could consume a substantial portion of the Company's resources regardless of the outcome of such litigation.

    LIMITED SUPPLY; MANUFACTURING LIMITATIONS. The Company currently has a limited supply of the products it is marketing. While the Company is seeking to enter into manufacturing agreements to provide adequate supplies to meet market demand, there is no assurance that the Company will be able to replenish its supplies on a timely basis. Failure to obtain or retain third party manufacturing capability or obtain necessary FDA approvals would have a material adverse effect on the Company's revenues, results of operations and cash flows.

    The Company currently relies on foreign manufacturers for the production of certain of its bulk generics and Extra-TM- formulations and on domestic manufacturers to supply sufficient quantities of compounds to conduct clinical trials on its proposed proprietary products. If the Company is unable to contract for or obtain a sufficient supply of its potential pharmaceutical products on acceptable terms, or such supplies are delayed or contaminated, there could be significant delays in bringing the Company's proposed generic and Extra-TM- products to market, as well as delays in the Company's preclinical and human clinical testing schedule, and delays in submission of products for regulatory approval and initiation of new development programs, any of which could have a material adverse effect on the Company's business, results of operations and cash flows. If the Company should encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished pharmaceutical products, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that the Company may use must adhere to current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA through its facilities inspection program. These facilities must pass a pre-approval plant inspection before the FDA will issue a pre-market approval of the products. If the Company is unable to obtain or retain third party manufacturing on commercially acceptable terms or obtain necessary FDA approvals to manufacture the products currently being sold, it may not be able to commercialize pharmaceutical products as planned. The Company's dependence upon third parties for the manufacture of pharmaceutical products may adversely affect the Company's profit margins and its ability to develop and deliver pharmaceutical products on a timely and competitive basis.

    The Company does not currently intend to manufacture any pharmaceutical products itself, although it may choose to do so in the future. The Company has no experience in the manufacture of pharmaceutical products in clinical quantities or for commercial purposes. Should the Company determine to manufacture products itself, the Company would be subject to the regulatory requirements described above, would be subject to similar risks regarding delays or difficulties encountered in manufacturing any such pharmaceutical products and would require substantial additional capital. In addition, there can be no assurance that the Company would be able to manufacture any such products successfully and in a cost-effective manner.

    LIMITED EXPERIENCE. The Company has only limited experience in procuring products in commercial quantities, selling pharmaceutical products and negotiating, setting up or maintaining strategic relationships and conducting clinical trials and other late stage phases of the regulatory approval process. There can be no assurance that the Company will successfully engage in any of these activities. In addition, with respect to certain of the Company's proposed products, such as the Company's obesity pill, the Company may seek to enter into joint venture, sublicense or other marketing arrangements with another party that has an established marketing capability. There can be no assurance that the Company will be able to enter into any such marketing arrangements with third parties, or that such marketing arrangements would be successful. In addition, the Company has no current joint venture, strategic partnering or other similar agreements with more established pharmaceutical companies, and there can be no assurance that the Company could negotiate any such arrangements, on an acceptable basis or at all, if it chose to do so. Accordingly, the viability of the Company's proposed products has not been independently evaluated by any independent pharmaceutical company.

    DEPENDENCE ON KEY PERSONNEL. The Company's success is dependent on certain key management and scientific personnel, including Dr. Joseph Rubinfeld, the loss of whose services could significantly delay the achievement of the Company's planned development objectives. The Company currently maintains a key man life insurance policy in the amount of $2.1 million on Dr. Rubinfeld. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of the Company's activities could have a material adverse effect on the Company's business, results of operations and cash flows.

    HEALTH CARE REFORM AND POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT RELATED MATTERS. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. The Company cannot predict the effect health care reforms may have on its business, and there can be no assurance that any such reforms will not have a material adverse effect on the Company. In addition, in both the U.S. and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's current and proposed products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

    RISK OF PRODUCT LIABILITY. Clinical trials or marketing of any of the Company's current and potential pharmaceutical products may expose the Company to liability claims from the use of such pharmaceutical products. The Company currently carries product liability insurance; however, there can be no assurance that the Company will be able to maintain insurance on acceptable terms for its clinical and commercial activities or that such insurance would be sufficient to cover any potential product liability claim or recall. Failure to have sufficient insurance coverage could have a material adverse effect on the Company's business, results of operations and cash flows.

    HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. The Company currently maintains a supply of several hazardous materials at the Company's facilities. While the Company outsources its research and development programs involving the controlled use of biohazardous materials, if in the future the Company conducts such programs itself, there can be no assurance that the Company would not be required to incur significant cost to comply with environmental laws and regulations. In the event of an accident, the Company could be held liable for any damages that result, and such liability could exceed the resources of the Company.

    ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Bylaws could discourage potential acquisition proposals, could delay or prevent a change in control of the Company and could make removal of management more difficult. Such provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers that are priced above the then-current market value of the Common Stock. The provisions may also inhibit increases in the market price of the Common Stock and Warrants that could result from takeover attempts. For example, the Board of Directors of the Company, without further shareholder approval, may issue up to 2,000,000 shares of Preferred Stock, in one or more series, with such terms as the Board of Directors may determine, including rights such as voting, dividend and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock thus may be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. The Company's Articles of Incorporation and Bylaws also provide that shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. The Company intends to reincorporate in Delaware (the "Proposed Reincorporation"). See "Description of Securities--Delaware Reincorporation." The Proposed Reincorporation will be effected through the merger of the existing California corporation ("SuperGen California"), into a new Delaware corporation ("SuperGen Delaware"), a wholly-owned subsidiary of the Company, with SuperGen Delaware as the surviving corporation. As discussed more fully elsewhere in this Prospectus, upon completion of the Proposed Reincorporation, SuperGen California will cease to exist and SuperGen Delaware will continue to operate the business of the Company under the name SuperGen, Inc. and will have the same capital structure. The Board of Directors of SuperGen Delaware will also have the ability to issue up to 2,000,000 shares of preferred stock of SuperGen Delaware ("Delaware Preferred Stock") with such terms as the Board of Directors may determine and SuperGen Delaware's Certificate of Incorporation and Bylaws will also eliminate stockholder action by written consent. In addition, upon completion of the Proposed Reincorporation, Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deferring or preventing a change of control, would apply. See "Description of Capital Stock."

    CONTROL BY EXISTING SHAREHOLDERS. The Company's officers, directors and five-percent shareholders and their affiliates beneficially own approximately 60% of the Company's outstanding shares of Common Stock. Accordingly, these shareholders, if they were to act as a group, may be able to elect all of the Company's directors, and otherwise control matters requiring approval by the shareholders of the Company, including approval of significant corporate transactions. Such concentration of ownership and the lack of cumulative voting may also have the effect of delaying or preventing a change in control of the Company.

    POSSIBLE VOLATILITY OF COMMON STOCK PRICE. The trading prices of the Company's Common Stock and Warrants are subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, announcements of new products or technological innovations by the Company or its competitors and changes in earnings estimates by analysts. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for emerging growth companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock and Warrants. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigations have occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and cash flows. Any adverse determination in such litigation could also subject the Company to significant liabilities.

    CONTINGENT ISSUANCE OF ADDITIONAL SHARES. The Company has outstanding the Warrants, the Representative's Warrant and the Warrants underlying the Representative's Warrant which, if exercised, would result in the issuance of 4,703,802 shares of Common Stock. The price which the Company may receive for the Common Stock issued upon exercise of such warrants may be less than the market price of the Common Stock at the time of such exercise. For the life of such warrants the holders are given the opportunity to profit from a rise in the market price for the Common Stock. So long as such warrants are not exercised, the terms under which the Company could obtain additional equity may be adversely affected. Moreover, the holders of such warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided for by such warrants. In addition, should all or substantially all of these warrants be exercised, the resulting increase in the amount of the Company's Common Stock in the trading market may adversely affect the market price of the Common Stock.

    REDEMPTION OF WARRANTS. The Warrants are subject to redemption at $0.25 per Warrant on 30 days written notice provided that the closing bid price of the Common Stock for the 20 consecutive trading days immediately preceding the date of the notice of redemption exceeds $18.00. In the event the Company exercises the right to redeem the Warrants, a holder would be forced either to exercise the Warrant or accept the redemption price. See "Description of Securities--Warrants."

    CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE THE WARRANTS. Holders of Warrants and the Representative's Warrant will be able to exercise such warrants only if a current prospectus relating to the Common Stock underlying such warrants is then in effect, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities law of the state in which such holders of such Warrants reside.

    The Warrants are separately transferable. Although the Units were not knowingly sold to purchasers in jurisdictions in which the Units are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after market in, or may move to, jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants, and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "Description of Securities--Warrants."

                                USE OF PROCEEDS

    In the event that all Warrants are exercised, of which there is no assurance, the Company could realize up to $41,704,218(1), before deducting the estimated expenses related to this Prospectus. Such proceeds will be considered uncommitted funds and may be used by the Company as working capital and general corporate purposes, including research and development and marketing and sales for products the Company is currently marketing and products which the Company may develop.

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(1) After deducting $184,500 received by the Company from 20,500 Warrants exercised prior to August 6, 1997.

    The Company believes that the existing cash and cash equivalents will satisfy its budgeted cash requirements for the 18 months from the date of this Prospectus, based upon the Company's current operating plan. The Company's current operating plan shows that at the end of such 18 month period, the Company will require substantial additional capital. See "Risk Factors--Additional Financing Requirements."

                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future earnings to fund the operation of its business and, therefore, does not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors.

                              PLAN OF DISTRIBUTION

    The Warrants and the Common Stock issuable upon exercise of the Warrants may be sold from time to time by the holders thereof or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on The Nasdaq Stock Market, or any exchange on which the Warrants and the Common Stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The holders of the Warrants and the Common Stock that is issuable upon exercise of the Warrants may effect such transactions by selling Warrants or shares to or through broker-dealers, and such broker-dealers may sell the Warrants and the Common Stock issuable upon exercise of the Warrants as agent or may purchase such Warrants or shares of Common Stock as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the holders and/or purchasers the Warrants and the Common Stock that is issuable upon exercise of the Warrants, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the holders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

DELAWARE REINCORPORATION

    The Company intends to change the state of incorporation of the Company from California to Delaware. The Proposed Reincorporation will be effected by merging SuperGen California into SuperGen Delaware (the "Merger"). Upon completion of the Merger, SuperGen California will cease to exist and SuperGen Delaware will continue to operate the business of the Company under the name SuperGen, Inc. Pursuant to the Agreement and Plan of Merger between SuperGen California and SuperGen Delaware (the "Merger Agreement"), each outstanding share of Common Stock will automatically be converted into one share of SuperGen Delaware Common Stock, $0.001 par value ("Delaware Common Stock"). The authorized capital stock of SuperGen Delaware will consist of 40,000,000 shares of Delaware Common Stock and 2,000,000 shares of preferred stock of SuperGen Delaware ("Delaware Preferred Stock"). Unless otherwise noted, and qualified by reference to the detailed provisions of the Merger Agreement, the Certificate of Incorporation and Bylaws of SuperGen Delaware and the Delaware General Corporation Law, the Delaware Common Stock and the Delaware Preferred Stock shall have substantially similar rights as the Common Stock and Preferred Stock, and the description of the Common Stock and Preferred Stock set forth below will be applicable to the Delaware Common Stock and the Delaware Preferred Stock.

    Upon the date on which the Merger is effective (the "Effective Date"), each outstanding and unexercised Warrant and the Representative's Warrant will become a warrant to purchase the same number of shares of Delaware Common Stock on the same terms and conditions and at the same exercise price applicable to any such Warrant and Representative's Warrant at the Effective Date. The description of the warrants set forth below will be applicable after the Effective Date.

    The Reincorporation Proposal has been unanimously approved by SuperGen California's Board of Directors and has been approved by the shareholders. It is anticipated that the Effective Date of the Merger will be as soon as reasonably practicable. However, pursuant to the Merger Agreement, the Merger may be abandoned or the Merger Agreement may be amended by the Board of Directors (except that certain principal terms may not be amended without shareholder approval) either before or after shareholder approval has been obtained and prior to the Effective Date of the Proposed Reincorporation if, in the opinion of the Board of Directors of either company, circumstances arise that make it inadvisable to proceed.

COMMON STOCK

    The Company's authorized common stock consists of 40,000,000 shares of Common Stock. As of August 6, 1997, there were issued and outstanding 18,011,156 shares of Common Stock of the Company. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription or redemption rights, and there are no redemption, conversion or similar rights with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable.

    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Under the Company's current Bylaws, cumulative voting is not required or permitted at such time as (i) the Company's shares of Common Stock are listed on the Nasdaq National Market and the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders or (ii) the Company's shares of Common Stock are listed on the New York Stock Exchange or the American Stock Exchange (a "Listed Corporation"). Currently, the Company is a Listed Corporation. Under Delaware law, cumulative voting in the election of directors is not mandatory, but is a permitted option. SuperGen Delaware's Certificate of Incorporation does not provide for cumulative voting rights.

PREFERRED STOCK

    The Company is authorized to issue up to 2,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Effects of Certain Charter Provisions."

WARRANTS

REPRESENTATIVE'S WARRANT

    The Company has issued the Representative's Warrant and has reserved 700,000 shares of Common Stock for issuance upon exercise of such warrant (including the warrants issuable upon exercise of the Representative's Warrant). The Representative's Warrant will entitle the holder to acquire 350,000 Units at an exercise price of $7.20 per Unit. The Representative's Warrant will be exercisable at any time until March 13, 2001.

THE WARRANTS

    Each Warrant entitles the holder to purchase one share of Common Stock at a price of $9.00 per share. The Warrants, subject to certain conditions, are exercisable at any time until March 13, 2001, unless earlier redeemed. The Warrants are redeemable by the Company, at $.25 per Warrant, upon thirty (30) days written notice, if the closing bid price (as defined in the Warrant Agreement described below) per share of the Common Stock for the twenty (20) consecutive trading days immediately preceding the date notice of redemption is given exceeds $18.00. If the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Warrant before the date specified in the redemption notice or accept the redemption price.

    The Warrants were issued in registered form under a Warrant Agreement (the "Warrant Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (formerly First Interstate Bank of California), as warrant agent (the "Warrant Agent"). The shares of Common Stock underlying the Warrants, when issued upon exercise of a Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise.

    The Warrants and the Representative's Warrant contain provisions that protect the holders against dilution by adjustment of the exercise price. Such adjustments will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of a Warrant or Representative's Warrant. The holder of a Warrant or Representative's Warrant will not possess any rights as a shareholder of the Company until such holder exercises the Warrant or Representative's Warrant.

    A Warrant may be exercised upon surrender of the Warrant Certificate on or before the expiration date of the Warrant at the offices of the Warrant Agent, with the form of "Election To Purchase" on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrant is being exercised.

    For a holder to exercise the Warrants, there must be a current registration statement in effect with the Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of shares or other securities underlying the Warrants. The Company has agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities under the Securities Act to be filed and to become and remain effective in anticipation of and prior to the exercise of the Warrants and to take such other actions under the laws of various states as may be required to cause the sale of Common Stock (or other securities) upon exercise of Warrants to be lawful. If a current registration statement is not in effect at the time a Warrant is exercised, the Company may at its option redeem the Warrant by paying to the holder cash equal to the difference between the market price of the Common Stock on the exercise date and the exercise price of the Warrant. The Company will not be required to honor the exercise of Warrants if, in the opinion of the Company's Board of Directors upon advice of counsel, the sale of securities upon exercise would be unlawful.

    The foregoing discussion of certain terms and provisions of the Warrants and Representative's Warrant is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement and Representative's Warrant Certificate, the form of each of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    For the life of the Warrants and Representative's Warrant, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon the exercise of the warrants. The warrant holders may be expected to exercise their warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Stock on terms more favorable than those provided for by the warrants. Further, the terms on which the Company could obtain additional capital during the life of the Warrants may be adversely affected. See "Risk Factors--Additional Financing Requirements."

OTHER WARRANTS

    The Company has outstanding warrants to acquire up to 179,736 shares of Common Stock to various purchasers at an exercise price of $5.00 per share of Common Stock subject to the warrant. The warrants expire at varying dates through February 2001. The Company may redeem the warrants, at any time upon at least thirty (30) days prior written notice by the Company to the purchasers, at a price of $.25 per share of Common Stock subject to the warrant, provided that the average closing price of the Company's Common Stock for the 10 consecutive trading days immediately preceding the date notice of redemption is given equals or exceeds $10.00 per share.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion sets forth certain federal income tax consequences, under current law, relating to the exercise of the Representative's Warrant and the Warrants. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Certain holders (such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding Common Stock or Warrants as part of a straddle or hedge transaction) may be subject to special rules that are not addressed in this discussion. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. ALL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

ALLOCATION OF PURCHASE PRICE

    Each Unit as a whole had a tax basis equal to the cost of the Unit. The measure of income or loss from certain transactions described below depends upon the tax basis in each of the Warrants and the Common Stock comprising the Unit. The tax basis for each of the Warrants and the Common Stock was determined by allocating the cost of the Unit among the securities which comprised the component parts of the Unit in proportion to the relative fair market values of those elements at the time of acquisition.

EXERCISE AND SALE OF WARRANTS

    No gain or loss will be recognized by a holder of a Warrant on the purchase of shares of Common Stock for cash pursuant to an exercise of a Warrant (except that gain will be recognized to the extent cash is received in lieu of fractional shares). The tax basis of Common Stock received upon exercise of a Warrant will equal the sum of the holder's tax basis for the exercised Warrant and the exercise price. The holding period of the Common Stock acquired upon the exercise of the Warrant will begin on the date the Warrant is exercised and the Common Stock is purchased (i.e., it does not include the period during which the Warrant was held).

    Gain or loss from the sale or other disposition of a Warrant (or loss in the event the Warrant expires unexercised as discussed below) will be capital gain or loss to its holder if the Common Stock to which the Warrant relates would have been a capital asset in the hands of such holder. Such capital gain or loss will be long-term capital gain or loss if the holder has held the Warrant for more than one year at the time of the sale, disposition or lapse. On August 5, 1997, legislation was enacted which reduces to 20%, in the case of an individual, the rate of tax on long-term capital gains on property held for more than 18 months. Gain on capital assets held between 12 months and 18 months is subject to tax at a maximum rate of 28%.

SALE OF COMMON STOCK

    The sale of Common Stock should generally result in the recognition of gain or loss to the holder thereof in an amount equal to the difference between the amount realized and such holder's tax basis in the Common Stock. If the Common Stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the Common Stock will be characterized as long-term or short-term capital gain or loss, depending on whether the Common Stock has been held for more than one year. The rate of tax is reduced to 20%, in the case of an individual, on property held as a capital asset for more than 18 months. Gain on capital assets held between 12 months and 18 months is subject to tax at a maximum rate of 28%.

EXPIRATION OF WARRANTS WITHOUT EXERCISE

    If a holder of a Warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the Warrant on the expiration date. The holder will have a taxable loss equal to the amount of such holder's tax basis in the lapsed Warrant. If the Warrant constitutes a capital asset in the hands of the holder, such taxable loss will be characterized as long-term or short-term capital loss depending upon whether the Warrant was held for more than one year.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

    Certain provisions of law, and the Company's current Articles of Incorporation and Bylaws, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions include: (i) authorization of the issuance of up to 2,000,000 shares of Preferred Stock, with such characteristics, and potential effects on the acquisition of the Company, as are described in "Preferred Stock" above; (ii) elimination of cumulative voting; and
(iii) elimination of shareholder action by written consent. The Certificate of Incorporation and Bylaws of SuperGen Delaware will have similar provisions. The Bylaws of SuperGen Delaware establish procedures, including advance notice procedures, with regard to nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings. SuperGen Delaware would also be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prevents a person owning 15% or more of a corporation's outstanding voting stock ("Interested Stockholder") from engaging in a "business combination" (as defined in the Delaware General Corporation Law) with a Delaware corporation for three years following the date such person become an Interested Stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. See "Risk Factors--Anti-Takeover Effects of Certain Charter Provisions."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's securities is ChaseMellon Shareholder Services, L.L.C.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has adopted provisions in its current Articles of Incorporation which (i) eliminate the personal liability of its directors to the Company for monetary damages to the fullest extent permissible under California law; and
(ii) authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies, such as injunctive relief or rescission. In addition, the Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the California Corporations Code. SuperGen Delaware's Certificate of Incorporation would also include a provision eliminating to the fullest extent permitted by Delaware law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director. In addition, the Bylaws of SuperGen Delaware will provide that SuperGen Delaware will be required to indemnify its officers and directors to the maximum extent and in the manner permitted by the Delaware General Corporation Law.

    The Company has entered into separate indemnification agreements with each its officers, directors and key employees that contain provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors of officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them, as to which they could be indemnified, and to obtain director's and officer's insurance, if available on reasonable terms. Upon completion of the Proposed Reincorporation, SuperGen Delaware will assume the existing indemnification agreements and such indemnification agreements will be amended to the extent necessary to conform the agreements to Delaware law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    At present, the Company is not aware of any pending litigation involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                                 LEGAL MATTERS

    The validity of the issuance of Common Stock upon exercise of the Representative's Warrant, the Warrants issuable upon exercise of the Representative's Warrant and the outstanding Warrants will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements and schedule of SuperGen, Inc. included in SuperGen, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK OR WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. SUBJECT TO ANY DUTIES AND OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS TO UPDATE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE HEREIN, NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS


                                                                            PAGE
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Available Information.....................................................    2
Additional Information....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Risk Factors..............................................................    4
Use of Proceeds...........................................................   10
Dividend Policy...........................................................   11
Plan of Distribution......................................................   11
Description of Securities.................................................   12
Indemnification...........................................................   17
Legal Matters.............................................................   17
Experts...................................................................   17


                                4,724,302 SHARES

                                     [LOGO]

                                  COMMON STOCK

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                                   PROSPECTUS

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                                AUGUST 22, 1997


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